September 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Suzanne Hayes

Re:	Viela Bio, Inc.

Registration Statement on Form S-1 (File No. 333-233528) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Viela Bio, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, October 2, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 3,800 copies of the preliminary prospectus dated September 23, 2019 (the “Preliminary Prospectus”) between September 23, 2019 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]